Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-214459

Dated December 12, 2016

Investor Presentation December 12, 2016

Forward-Looking Statements. This presentation contains forward-looking statements, which are subject to certain risks and uncertainties, including, without limitation, information regarding the future business performance of Old Second Bancorp, Inc. (the “Company,” “Old Second” or “OSBC”), its plans and strategies, the possible issuance of debt securities and plans to repay certain portions of the Company’s existing indebtedness, and demographic projections. Forward-looking statements generally include words such as “believes,” “expects,” “anticipates,” “projects,” “continues” and similar expressions, and include any other statements that are not historical in nature. Potential investors should note that many factors could cause results to differ materially from those expressed in this presentation. These factors include operating, legal and regulatory risks; economic, political and competitive forces impacting the Company’s business; volatility in interest rates; and other risks and uncertainties that are summarized in the Company’s filings with the Securities and Exchange Commission (the “SEC”) from time to time. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events that arise after this presentation. Registration Statement; No Offer or Solicitation. The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling toll-free 1-800-966-1559. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Non-GAAP Financial Measures. This presentation contains certain financial information that has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company believes that these non-GAAP financial measures provide management and potential investors with a more complete understanding of the Company. However, they should not be used as a substitute for any analysis based on GAAP financial measures. Because other companies may use different calculations of these measures, they may not be comparable to similarly titled measures as calculated by other companies. For a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures, please see the section titled “Non-GAAP Reconciliations.” 2

Offering Summary *A rating is not a recommendation to buy, sell or hold securities. Rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating. 3 Issuer: Old Second Bancorp, Inc. (NASDAQ: OSBC) Security Offered: Senior unsecured notes Security Credit Rating*: “BBB-” by KBRA Format: SEC registered Approximate Size: $45 million Term: 10 years Optional Redemption: NC-5 Coupon Type: Fixed-to-floating Denominations: $2,000 x $1,000 Listing: Not listed (DTC eligible, TRACE reporting) Use of Proceeds: To repay, together with cash on hand, all of our outstanding senior secured term debt and subordinated debt. Any net proceeds remaining after the repayment will be used for general corporate purposes Sole Book-running Manager: Keefe, Bruyette & Woods, A Stifel Company

Capital Position 4 OSBC September 30, 2016 ActualPro Forma Tangible Common / Tangible Assets Common Equity Tier 1 Ratio Leverage Ratio Tier I Risk Based Ratio Total Risk Based Ratio 8.12%8.12% 10.68%10.68% 9.32%9.32% 13.25%13.25% 15.42%14.80% Double Leverage Ratio 131.8%131.8% Pro Forma Capital Ratios The table below illustrates the impact of an assumed $45 million senior debt offering & redemption of $45 million of currently outstanding subordinated debt and $0.5 million of outstanding senior debt on September 30, 2016 Subordinated debt matures March 31, 2018 and as such only 20% of the par value is allowable for regulatory capital purposes as of September 30, 2016 This assumes no funding is downstreamed to the Bank in connection with the offering

Senior Management

Old Second

Photo	Years at OSBC	Years in Industry	
	26	26	**James Eccher** *President & Chief Executive Officer* Chief Executive Officer and President, Old Second Bancorp, Inc. (2015-present), President and Chief Executive Officer, Old Second National Bank (2003-present), Executive Vice President and Chief Operating Officer, Old Second Bancorp, Inc. (2007-2015), Senior Vice President and Branch Director, Old Second National Bank (1999-2003), President and Chief Executive Officer of Bank of Sugar Grove (1995-1999).
	17	35	**Douglas Cheatham** *Chief Financial Officer & Executive Vice President* Executive Vice President, Old Second Bancorp, Inc. (2007-present), Chief Financial Officer, Old Second Bancorp, Inc. (1999-present), Secretary, Old Second Bancorp, Inc. (2010-present), Sr. Vice President, Chief Financial Officer, Chief Accounting Officer and Assistant Secretary, Old Second Bancorp, Inc. (2003-2007).
	1	35	**Mike Kozak** *Executive Vice President & Chief Credit Officer* Executive Vice President and Chief Credit Officer, Old Second Bancorp, Inc. (2015-present), Executive Vice President (2004-2015), Senior Credit Officer (2013-2015), Chief Credit Officer (2004-2012) and Regional Credit Officer (1997-2003), First Midwest Bank, Vice President and Senior Credit Officer, Comerica Bank Illinois (1992-1996), President, State Bank of Lake Zurich (1988-1990).
	<1	40	**Gary Collins** *Vice Chairman* Vice Chairman, Old Second Bancorp, Inc., (2016-present), Vice Chairman (2011-2016) and Director (2010-2016), Talmer Bancorp Inc., Chairman and Co-CEO, Lake Shore Wisconsin Corporation (2010-2011), Founding Managing Director and Vice Chairman, The Private Bank – Chicago (1991-2009).

5

Franchise Overview

Corporate Profile Company Overview Established in 1871 and headquartered in Aurora, IL Deposit market share leader in Aurora Community; #2 in Kendall County and #2 in Kane County Staff average years of service of 10.7 years. 43% over 10 years More than 60% of deposit relationships have been with the bank more than 10 years Financial Snapshot as of September 30, 2016 $2.1 billion in assets $1.2 billion in gross loans $1.8 billion in deposits Acquisition of Chicago branch of Talmer Bancorp in October 2016 adds $223.8 million of loans and $48.9 million of deposits Source: Company documents and Management. Note: Map includes standalone drive-up only location. 7

Premier Chicago MSA Deposit Franchise More than 60% of deposit customers have been with Old Second for more than 10 years Strong local market position provides pricing power Cost of deposits of less than 25 bps Cost of Deposits 0.57% 0.60% All Deposit Households – Length of Relationship 0.50% Less than 1 yr 1-2 yrs 5.6% 0.40% 10.6% 0.30% 9.5% 12.8% 3-5 yrs 0.20% 61.5% 6-9 yrs 0.10% 10+ yrs 0.00% 2012 2013 2014 2015 2016 YTD Annualized 8 Source: Company documents and Management. 0.45% 0.31% 0.23%0.24%

Footprint Demographics Counties of Operation(1) Aurora, IL is the second largest city in Illinois Strong demographics and household income metrics, with unemployment rates below average for the Chicago MSA Market growth expected to continue to outpace local averages County Rank Branches Deposits Mkt. Share Kane 2 14 $1,355,301 13.64% Kendall 2 4 226,724 17.18 Cook 80 2 104,415 0.04 Will 29 1 58,335 0.50 LaSalle 16 1 45,948 1.77 DuPage 44 2 40,327 0.10 DeKalb 10 1 29,257 1.26 Median HH Income: 2016 Population Change: 2017-2022 (Projected) $74,736 3.8% $80,000 4% $60,000 3% $40,000 2% $20,000 1% $0 0% Weighted Avg. Franchise IL Chicago MSA US Weighted Avg. Franchse IL Chicago MSA US Source: SNL Financial. Deposit market share data as of 6/30/16. Note: Weighted Avg. Franchise is weighted by franchise deposits by county. 9 (1) Data is pro forma for the acquisition of the Talmer Chicago branch location (Cook County). 2.3% 0.7% 0.2% $60,950$65,458 $57,462

Recent Achievements Acquisition of Chicago branch of Talmer Bancorp in October 2016 Acquired veteran lending team with extensive Chicagoland banking experience Received Investment grade senior debt rating at the Holding Company level Improved efficiency and expense control Sustained improvement in deposit mix driven by customer loyalty Stable net interest margin Continued reduction of problem loans & assets without bulk sales 10

Branch Acquisition Rationale Acquisition of approximately $49 million in attractive, low cost core deposits and a loan portfolio of nearly $224 million Leverages capital base Acquisition of lending team in addition to earning assets anticipated to drive future organic loan growth Strong anticipated return metrics: OSBC TLMR 2017 EPS accretion of approximately 15%; pro forma ROAA approaching 1% Return on invested capital >15% TBV dilution earned back in approximately 3¼ years CDs Consumer and Other 1% 4% HELOCs 0% R.E. Residential 12% Commercial 24% R.E. Construction 12% Demand & Savings 96% CRE: OOC & Other 8% CRE: Non-Owner Occ 43% 11 Source: Company documents and Management. Talmer Chicago Branch Loan Composition Talmer Chicago Branch Deposit Composition Transaction Overview & Rationale Franchise Overview

Business Strategy • Generate organic loan growth • Improve efficiency • Accelerate growth in core profitability • Increase fee income • Remain focused on credit remediation • Position company for entry into new markets and strategic acquisition opportunities 12

Investment Highlights Premier Chicago MSA Deposit Franchise • • • • Singular focus on core deposits More than 75% non-time deposits Cost of deposits less than 25bps Long-term core deposit customer base Balance Sheet Strength with Improving Performance Metrics • • • Strong liquidity profile Above well-capitalized capital levels and Basel III capital thresholds post branch acquisition Expense control improving efficiency and performance metrics Talmer Branch Acquisition Accelerates Organic Momentum • • • Attractive return profile Enhances profitability metrics, accelerating path to 1% ROAA Commercial lending team anticipated to drive future growth Experienced Management Team and Board •Deep community ties •Following Talmer branch close, we have added 3 new, high quality directors since the beginning of 2015 Significantly Improved Credit Metrics • • • Nonperforming assets down nearly 80% since 12/31/12 Strong reserve coverage of 89.5% of nonaccrual loans as of 9/30/16 Enhanced underwriting and risk management practices 13

Financial Performance

Performance Summary 2015 Pre-tax income improvement of 53% over 2014 driven by both margin and expense control 2016 YTD results impacted by loss on sale of securities of $2.0mm in order to fund the Talmer branch acquisition Balance Sheet Total Assets Net Loans Total Deposits Tangible Common Equity Loans/Deposits (2) $2,044,821 1,111,453 1,717,219 (2,593) 67.0% $2,003,104 1,073,975 1,682,128 73,573 65.5% $2,060,905 1,137,695 1,685,055 146,832 68.8% $2,077,028 1,117,492 1,759,086 155,929 64.4% $2,048,748 1,116,299 1,720,479 153,643 65.8% $2,112,751 1,187,869 1,777,382 171,627 67.7% (1) Consolidated Capital (1) TCE / Tangible Assets Tier 1 Ratio -0.13% 6.81% 13.62% ($0.18) 3.68% 10.65% 15.16% $5.29 7.12% 14.44% 17.68% $4.99 7.51% 12.30% 15.56% $5.29 7.50% 11.96% 15.36% $5.21 8.12% 13.25% 15.42% $5.81 Risk Based Capital Ratio TBV Per Share (1) Net interest margin improvement NPAs continued to decline; strengthened reserve position Capital position bolstered through Q2 2014 common equity raise Asset Quality (%) (4) NPAs / Assets NCOs / Avg Loans Reserves / NPLs Texas Ratio (Common) (%) (1)(3) 7.58% 1.56% 46.7% 430.6% 4.06% 0.25% 68.6% 80.6% 2.87% 0.21% 79.9% 35.1% 1.62% 0.09% 111.0% 19.6% 2.10% 0.07% 89.7% 25.2% 1.49% 0.14% 86.2% 16.9% Profitability Net Income to Common Pre-Tax Income ROAA (5) Core ROAA (1)(6) ROAE (7) Net Interest Margin Diluted EPS Source: Company documents and management. ($5,059) ($72) 0.00% 0.00% -0.10% 3.42% ($0.36) $76,827 $11,843 4.18% 0.52% 90.09% 3.13% $5.45 $11,855 $15,897 0.50% 0.37% 5.57% 3.17% $0.46 $13,512 $24,361 0.74% 0.76% 8.87% 3.21% $0.46 $9,679 $18,299 0.75% 0.76% 8.60% 3.25% $0.33 $10,666 $16,531 0.67% 0.77% 8.72% 3.23% $0.36 TARP fully redeemed in Q3 2015 (1) (2) (3) (4) (5) (6) (7) Measures not recognized under GAAP and are therefore considered to be non-GAAP financial measures. Please see the appendix to this presentation for non-GAAP reconciliation. Loans/Deposits is calculated as gross loans excluding loans held for sale divided by deposits. Includes loans 90+ days past due and accruing. NPLs include nonaccrual loans, loans 90+ days past due and accruing and TDRs. NPAs include NPLs and OREO. ROAA is 0.40% excluding DTA reversal in 2013. Core ROAA; Core income is net income after taxes and before extraordinary items, less net gain (loss) on sale of securities, amortization of intangibles and nonrecurring items. ROAE is 8.71% excluding DTA reversal in 2013. 15 9/30/15 9/30/16 ($000s except per share data) 12/31/12 12/31/13 12/31/14 12/31/15 2015Q3 YTD 2016Q3 YTD 2012 FY 2013 FY 2014 FY 2015 FY

Loan Portfolio Mix Loan Mix 9/30/16 R.E. Construction, 2% Consumer & Other, 1% Commercial, 17% CRE: Non-Owner Occupied, 26% HELOCs, 8% CRE: Owner Occupied & Other, 25% R.E. Residential, 14% Multi Family, 7% Proforma with Branch Acquisition R.E. Construction, 4% Consumer & Other, 1% Commercial, 18% CRE: Non-Owner Occupied, 28% HELOCs, 7% CRE: Owner Occupied & Other, 22% R.E. Residential, 14% Multi Family, 6% 16 Source: Management. (Dollars in Thousands) 9/30/16 Proforma 9/30/16 R.E. Construction $28,786 $56,650 CRE: Non-Owner Occupied 307,843 403,412 CRE: Owner Occupied & Other 295,382 313,178 Multi Family 83,841 83,841 R.E. Residential 172,954 198,883 HELOCs 101,051 101,425 Commercial 198,089 251,958 Consumer and Other 14,906 17,345 Gross Loans $1,202,852 $1,426,692

Loan Growth Returning Gross Loan Trends $1,400.0 C&I balances grew approximately 10% in 2015 and 30% for year to date 2016 CRE balances remained steady over the past few years, at approximately 52% of gross loans CRE concentration ratio(2) at Old Second National Bank of 176% as of 9/30/2016 $1,200.0 $1,000.0 $800.0 $600.0 $400.0 $200.0 $0.0 2012 2013 Commercial Construction Consumer & Other (1) 2014 2015 Commercial RE Residential RE Q3 2016 Source: Company documents. Excludes loans held for sale. (1)Includes: Consumer, Overdraft, Lease Financing Receivables, Other & Deferred Loan Costs. (2)CRE concentration ratio equals multifamily loans plus non-owner occupied non-residential real estate loans plus construction and land development loans divided by total regulatory capital. 17 In Millions $1,150.0$1,101.3$1,159.3$1,133.7$1,202.9

Commercial Origination Momentum $250 Balance sheet stability allows renewed focus loan relationship generation on $200 $150 Experienced Chief Credit Officer with extensive banking background Hired experienced Chicago lending team with Talmer branch acquisition $100 $50 $0 2012 2013 2014 2015 YTD Q3 2016 18 Source: Management. (in Millions) $223$217 $200 $194 $124

Deposits 12/31/2010 $1,908,528 9/30/2016 $1,777,382 17% 22% 27% 42% 41% 51% Noninterest Bearing Savings/NOW/MMA Certificates of Deposit 19 Source: Company documents. Difference: 12/31/2010 to 9/30/2016 (in millions) % Change Noninterest Bearing $142.7 43.1% Savings/NOW/MMA $122.0 15.6% Certificates of Deposit ($395.8) (49.8%) Net ($131.1) (6.9%)

Securities Portfolio U.S. Government Agencies Mortgage-Backed 8.2% U.S. Government Agencies States and Political Subdivisions • $531 million (100% AFS), or 25.1% of assets Weighted Avg. Yield: 2.55% Weighted Avg. Life: 7.30 years Effective Duration: 2.28 years As of September 30, 2016, approximately 85% of asset backed securities were backed by student loans originated under the Federal Family Education Loan program and carry US government guarantees of not less than 97% of principal Collateralized Loan Obligations 20.4% 0.3% 4.2% Corporate Bonds 2.0% • • • • Collateralized Mortgage Obligations 38.5% Asset-Backed Securities 26.4% 20 Source: Company documents and management. (Dollars in Thousands) September 30, 2016 U.S. Government Agencies $ 1,503 0.3% U.S. Government Agencies Mortgage-Backed 43,723 8.2% States and Political Subdivisions 22,254 4.2% Corporate Bonds 10,730 2.0% Collateralized Mortgage Obligations 204,390 38.5% Asset-Backed Securities 140,173 26.4% Collateralized Loan Obligations 108,284 20.4% Total Securities $531,057

Net Interest Margin 5.00% 3.91% 4.00% 3.78% 3.70% 3.70% 3.23% 3.21% 3.17% 3.13% 3.00% 2.00% 1.00% 0.00% 2012Y 2013Y 2014Y 2015Y Q3 2016 YTD Annualized Net Interest Margin Yield on Average Earning Assets Cost of Funds/AEA Source: Company documents. Note: AEA = “Average Earning Assets”. 21 4.32% 3.42% 0.91%0.78% 0.61%0.49%0.51%

Controlling Noninterest Expense $100.0 $90.0 $80.0 $70.0 $60.0 $50.0 $40.0 $30.0 $20.0 $10.0 $0.0 2012 2013 2014 2015 2016 YTD Noninterest Expense Excluding OREO (net) Source: Company documents. Note: OREO expense (net) equals OREO expense less lease revenue from OREO and net gain on sale of OREO. 22 In Millions $90.4 $83.1 $71.7$72.4$73.7 $66.8$68.4 $63.2 $49.5$47.5

Diverse Revenue Streams Total Fee Revenues: % of Total Revenues: $29MM 33.2% $29MM 31.1% $34MM 36.4% $31MM 36.0% $26MM 31.5% $21MM 31.6% 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% 2011 2012 2013 Wealth Management 2014 2015 Mortgage 2016 YTD Other Service Charges Source: Company documents. Note: Fee revenue equals total noninterest income less securities gains/losses, increase in cash surrender value of BOLI, dea th benefit realized on BOLI and litigation and other non-recurring income. Total revenue equals fee revenue plus net interest income. Other includes: Debit card interchange income and other noninterest income. 23 27% 25% 30% 32% 32% 32% 34% 21% 27% 17% 25% 25% 24% 24% 20% 20% 20% 18% 28% 27% 23% 23% 23% 23%

Earnings Improvement Balance sheet growth, cost of funds improvement and improvement in noninterest expense helped drive core earnings Revenue Drivers $100 $90 $80 $70 $60 $50 $40 $30 $20 $10 $0 Talmer branch acquisition Maintain loan growth & NIM momentum Fee income streams $74 $68 $56 Expense Reduction Drivers Redemption of TARP Bank insurance premiums Legacy credit costs OREO maintenance expense and reduced valuation adjustments Branch rationalization $25 2012 2013 2014 2015 2016 YTD Net interest income TE Noninterest expense Pre tax income excluding securities gains (losses) and OREO expense 24 Source: Company documents. In Millions $90 $83 $60 $57 $59 $46$50 $30 $17 $21 $21

Credit Risk Management 25 Credit Risk Controls and Experienced Staff • For collateral commercial loans, business line approval authority is limited to a maximum of $2 million • Concentration managed within Board-approved limits (percentage of capital plus allowance) •CRE portfolio is well-diversified across property segments •No individual property class exceeds 100% of capital plus allowance and special purpose classes are limited to no more than 30% of capital plus allowance •Multifamily exposure is modest at 35% of Bank level Tier 1 capital plus allowance • Independent internal loan review function with coverage equal to or greater than 50% of loan balances • Active portfolio monitoring, including loan reviews (commercial relationships of $1MM and above) and CRE portfolio segmentation and stress testing • Expanded credit risk management team, staffed with seasoned experienced professional Disciplined Commercial Credit Standards • Well-developed and uniformly applied credit policies and underwriting guidelines • Centralized tracking and reporting of policy and guideline exceptions • Underwrite individual loans under current and stressed market and interest rate conditions • Consistent credit presentation formats, uniform performance metrics and well-defined risk rating system • Proactively tighten certain CRE lending standards based on management evaluation of market conditions Conservative Lending Culture • Relationship-driven commercial lending with focus on relationship development and risk-based pricing • Limited exposure to purchase participations (less than 5% of loans) and no exposure to syndicated (SNC) transactions • Specialty lending activities, including Asset-Based Lending, Equipment Financing and SBA Lending, managed by experienced lending professionals • Centralized underwriting, approval and documentation of all commercial, retail, residential mortgage and consumer loans

Nonperforming Asset Trends Nonperforming Loans by Type (1) Other Real Estate Owned $100.0 $80 $70 $60 $50 $40 $30 $20 $10 $0 $80.0 $60.0 $40.0 $14.6 $17.4 $20.0 $0.0 2012 Commercial 2013 2014 2015 Q3 2016 2012 2013 2014 2015 2016Q1 2016Q2 2016Q3 Real Estate Commercial Real Estate Residential Real Estate Construction Other Nonaccruals / Gross Loans (%) NCOs / Avg. Loans (%) 2.00% 8.00% 7.00% 6.00% 5.00% 4.00% 3.00% 2.00% 1.00% 0.00% 1.50% 1.00% 0.50% 0.09% 1.57% 1.39% 1.27% 1.20% 0.00% -0.50% 2012 2013 2014 2015 2016Q1 2016Q2 2016Q3 2012 2013 2014 2015 2016Q1(2) 2016Q2(2) 2016Q3(2) Source: Company documents. (1)Nonperforming loans include nonaccrual loans, loans 90+ days past due and still accruing, and accruing TDRs. (2)Annualized quarterly figures. 26 In Millions In Millions 1.56% 0.25% 0.21%0.15% 0.28% -0.01% 6.74% 3.53% 2.32% $72 $42 $32 $19$18$16$14 $82.6 $39.8 $27.1

Conclusions

Conclusions • Premier Chicago MSA Deposit Franchise • Balance Sheet Strength with Improving Performance Metrics • Talmer Branch Acquisition Accelerates Organic Momentum • Experienced Management Team and Board • Significantly Improved Credit Metrics 28

Appendix

Consolidated Capital Leverage Ratio (%) Ratio Trends Total Risk-based Capital Ratio (%) 12.00% 10.00% 8.00% 6.00% 4.00% 2.00% 0.00% 20.00% 15.00% 6.96% 10.00% 5.00% 0.00% 2012 2013 2014 2015 2015Q3 2016Q3 2012 2013 2014 2015 2015Q3 2016Q3 Tangible Common Equity / Tangible Assets (%)(1) Tier 1 Risk-based Capital Ratio (%) 20.00% 10.00% 8.00% 6.00% 4.00% 2.00% 0.00% -2.00% 7.51% 7.50% 7.12% 15.00% 10.65% 10.00% 5.00% 0.00% 2012 2013 2014 2015 2015Q3 2016Q3 Source: Company documents and management. 30 (1) Measures not recognized under GAAP and are therefore considered to be non-GAAP financial measures. Please see the appendix to this presentation for non-GAAP reconciliation. 8.12% 3.68% -0.13% 20122013201420152015Q3 2016Q3 14.44% 12.30% 11.96% 13.25% 6.81% 17.68% 15.16%15.56% 15.36% 15.42% 13.62% 9.93%9.32% 8.69%8.46% 4.85%

Current Holding Company Debt Security Maturity Rate Amount Senior Debt Subordinated Debt Old Second Capital Trust I Old Second Capital Trust II 3/31/2018 3/31/2018 6/30/2033 4/17/2037 3ML + 90 3ML + 150 7.80% 6.766%(1) $ 500 45,000 31,625 25,000 Total Holding Company Debt $ 102,125 $45 million of subordinated debt has begun to lose capital treatment as it approaches maturity. As of September 30, 2016 only $9 million counts as Tier 2 capital. Remaining capital treatment amortizes off as of the 2nd quarter of 2017 As of September 30, 2016, approximately $7.9 million of the Company’s outstanding trust preferred securities were included in Tier 2 capital Old Second Capital Trust II was originally issued as a fixed to floating rate structure and subsequently swapped to fixed pay. As of June 15, 2017 the interest rate will change to 4.34% Remaining TARP preferred stock was redeemed during Q3 2015 Source: Company documents. (1) Fixed through June 15, 2017. 31 Current Holding Company Debt Profile ($000)

Holding Company Liquidity Interest - Investments $ 0.1 Holding Company Overhead Trust Preferred Interest $ 2.0 4.3 Tax Benefit from Parent 2.8 Total Sources of Liquidity $ 3.0 Subordinated Debt Interest 0.9 Total Uses of Liquidity (Current) $ 7.2 Net Cash Outflow $ (4.2) Beginning Unencumbered Cash $ 29.8 Total Available Liquidity Current Liquidity Coverage $ 29.8 Note: Old Second Capital Trust II ($25 million) was issued as a fixed to floating rate structure and subsequently swapped out. As of June 15, 2017 the fixed interest rate will reset to 4.34% resulting in annual pre-tax interest savings of approximately $0.6 million 85 months Potential New Senior Debt Interest (A-Tax) (1)(2) $ 1.7 Net Potential Increase in Uses of Liquidity $ 1.7 Elimination of Exisiting Senior / Sub Debt (A-Tax) (1) 0.6 Net Potential Increase in Sources of Liquidity 0.6 Net Cash Outflow Estimated Offering Expenses Redemption of Senior Debt $ $ (5.3) (0.7) (0.5) Estimated Pro Forma Available Liquidity Pro Forma Liquidity Coverage $ 28.6 65 months Source: Company documents and management. Data based on the 12 month period ended 9/30/2016. Note: Analysis excludes dividends on OSBC Common Stock. (1)Assumes tax rate of 35%. (2)Assumes $45mm of senior debt is raised with an interest rate of 5.75%. 32 Sources of Liquidity - Pro Forma ($M) Uses of Liquidity - Pro Forma ($M) Uses of Liquidity ($M) Sources of Liquidity ($M) Holding Company Liquidity

Interest Coverage (A) (B) (C) (D) (A / C) (B / D) Source: Company documents and management. (1) Assumes $45mm of senior debt is raised with an interest rate of 5.75% and assumes $45 million of existing subordinated debt and $500 thousand of existing term debt is redeemed. 33 Dollars in Thousands Year Ended 201320142015 YTD Pro Forma YTD (1) 9/30/2016 9/30/2016 Earnings: Ea rni ngs Before Income Ta xes (EBIT)$11,843$15,897$24,361 Pl us : Interes t Expens e 13,786 10,984 9,076 Earnings Plus Interest Expense$25,629$26,881$33,437 Les s : Interes t on Depos i ts 7,633 5,238 3,935 Earnings Plus Interest Excl. Interest on Deposits$17,996$21,643$29,502 $16,531 7,252 $15,323 8,460 $23,783 3,199 $20,584 $23,783 3,199 $20,584 Interest Expense: Interes t Expens e$13,786$10,984$9,076 Les s : Interes t Expens e on Depos i ts 7,633 5,238 3,935 Interest Expense Excl. Interest on Deposits$6,153$5,746$5,141 $7,252 3,199 $8,460 3,199 $5,261 $4,053 Interest Coverage: Incl udi ng Interes t on Depos i ts1.86x2.45x3.68x Excl udi ng Interes t on Depos i ts2.92x3.77x5.74x 3.28x 5.08x 2.81x 3.91x

Nonperforming Loans Commercial Real Estate Commercial Real Estate Construction Real Estate Residential Other $0.8 $47.6 $9.9 $24.3 $0.0 $0.0 $21.0 $2.7 $16.0 $0.0 $1.5 $13.7 $0.6 $11.3 $0.0 $0.1 $4.3 $0.1 $10.1 $0.0 $0.6 $7.3 $0.1 $9.4 $0.0 Total Nonperforming Loans (1) $82.6 $39.8 $27.1 $14.6 $17.4 Source: Company documents. (1)Nonperforming loans include nonaccrual loans, loans 90+ days past due and still accruing and accruing TDRs. 34 Dollars in Millions Nonperforming Loan Type Year Ended Quarter Ended 2012 2013 2014 2015 2016Q3

Non-GAAP Reconciliations

Non-GAAP Financial Measures As of December 31, As of September 30, 2012 2013 2014 2015 2015 2016 ($ in thousands, except per share data) Tangible assets Total assets Less: Intangible assets Tangible assets $ 2,044,821 $ 2,003,104 $ 2,060,905 $ 2,077,028 $ 2,048,748 $ 2,112,751 3,276 1,177 - - - - $ 2,041,545 $ 2,001,927 $ 2,060,905 $ 2,077,028 $ 2,048,748 $ 2,112,751 Tangible common equity Total equity Less: Preferred equity Intangible assets Tangible common equity $ 72,552 71,869 3,276 $ 147,692 72,942 1,177 $ 194,163 47,331 - $ 155,929 - - $ 153,643 - - $ 171,627 - - $ (2,593) $ 73,573 $ 146,832 $ 155,929 $ 153,643 $ 171,627 Tangible common equity per share $ (0.18) $ 5.29 $ 4.99 $ 5.29 $ 5.21 $ 5.81 Tangible Common Equity / Tangible Assets (0.13%) 3.68% 7.12% 7.51% 7.50% 8.12% Texas Ratio (Common) Nonperforming assets & 90+ Days Delinquent and Accruing Tangible Common Equity Loan Loss Reserve $ 155,018 (2,593) 38,597 $ 81,331 73,573 27,281 $ 59,062 146,832 21,637 $ 33,760 155,929 16,223 $ 42,982 153,643 16,613 $ 31,524 171,627 14,983 NPAs / (TCE + LLR) 430.6% 80.6% 35.1% 19.6% 25.2% 16.9% 36 Source: Company documents and management.

Non-GAAP Financial Measures

Old Second

	As of December 31,				As of September 30,	
	2012	2013	2014	2015	2015	2016
Net Income after taxes and before extraordianry items	(72)	82,085	10,136	15,385	11,552	10,666
Less: Noninterest Income						
Net Income attributable to Noncontrolling Interest	-	-	-	-	-	-
Gain (loss) on securitiess	1,575	(1,912)	1,719	(178)	(178)	(2,020)
Net gain (loss) on disposal of fixed assets (Cashflow)	609	9	-	20	(4)	(1)
(Loss) on Transfer of premisises to OREO	(782)	-	(121)	(1,139)	(1,139)	-
Payment received from service provider	-	-	-	917	917	-
Debit card servicing contract	-	-	-	-	-	-
Death benefit realized on BOLI	-	381	-	-	-	-
Plus: Noninterest Expense						
Amortization of CDI and other intangible assets	1,402	2,099	1,177	-	-	-
Renewal of debit card servicing contract	-	-	-	-	-	317
Acquisition expense	-	-	-	-	-	115
Total of Adjustments	-	3,621	(421)	380	404	2,453
Tax Effect at 35%	-	1,267	(147)	133	141	859
After Tax Income Adjustment	-	2,354	(274)	247	263	1,594
Less: Reversal of DTA Valuation Allowance	-	(74,145)	(2,363)	-	-	-
Core Income	(72)	10,294	7,499	15,632	11,815	12,260
Average Assets YTD	1,950,625	1,962,688	2,037,399	2,065,980	2,063,983	2,124,479
Core ROAA (%)	0.00%	0.52%	0.37%	0.76%	0.76%	0.77%

Source: Company documents.

37

Non-GAAP Financial Measures

Old Second

($ in thousands, except per share data)	As of December 31, 2012	As of December 31, 2013	As of December 31, 2014	As of December 31, 2015	As of September 30, 2015	As of September 30, 2016
Tier 1 common equity						
Tangible common equity	$ (2,593)	$ 73,573	$ 146,832	$ 155,929	$ 153,643	$ 171,627
Tier 1 adjustments:						
Cumulative other comprehensive loss	1,327	7,038	7,713	12,659	10,963	7,437
Other	(412)	(70,931)	(62,002)	(17,178)	(18,168)	(21,892)
Tier 1 common equity	$ (1,678)	$ 9,680	$ 92,543	$ 151,410	$ 146,438	$ 157,172
Tier 1 capital						
Total equity	$ 72,552	$ 147,692	$ 194,163	$ 155,929	$ 153,643	$ 171,627
Tier 1 adjustments:						
Trust preferred securities allowed	24,626	51,577	56,625	44,156	42,674	48,728
Cumulative other comprehensive loss	1,327	7,038	7,713	12,659	10,963	7,437
Disallowed intangible assets	(3,276)	(1,177)	-	-	-	-
Disallowed deferred tax assets	-	(70,350)	(61,456)	(36,119)	(36,583)	(32,882)
Other	(412)	(581)	(546)	-	-	-
Tier 1 capital	$ 94,817	$ 134,199	$ 196,499	$ 176,625	$ 170,697	$ 194,910
Total capital						
Tier 1 capital	$ 94,817	$ 134,199	$ 196,499	$ 176,625	$ 170,697	$ 194,910
Tier 2 additions:						
Allowable portion of allowance for loan losses	17,656	15,898	17,073	16,223	16,613	14,983
Additional trust preferred securities disallowed for tier 1 capital	31,999	5,048	-	12,469	13,951	7,897
Subordinated debt	45,000	36,000	27,000	18,000	18,000	9,000
Tier 2 additions subtotal	94,655	56,946	44,073	46,692	48,564	31,880
Allowable Tier 2	94,655	56,946	44,073	46,692	48,564	31,880
Other Tier 2 capital components	(6)	(6)	(6)	(6)	(6)	(5)
Total capital	$ 189,466	$ 191,139	$ 240,566	$ 223,311	$ 219,255	$ 226,785
Total risk-weighted assets						
On balance sheet	$ 1,356,762	$ 1,224,438	$ 1,328,238	$ 1,352,841	$ 1,347,697	$ 1,368,451
Off balance sheet	34,804	36,023	33,570	82,629	79,811	102,652
Total risk-weighted assets	$ 1,391,566	$ 1,260,461	$ 1,361,808	$ 1,435,470	$ 1,427,508	$ 1,471,103
Average assets						
Total average assets for leverage	$ 1,955,000	$ 1,927,217	$ 1,978,592	$ 2,033,317	$ 2,018,433	$ 2,092,344
Tier 1 Capital Ratio	6.81%	10.65%	14.43%	12.30%	11.96%	13.25%
Common Equity Tier 1 Ratio	(0.12%)	0.77%	6.80%	10.55%	10.26%	10.68%
Leverage Ratio	4.85%	6.96%	9.93%	8.69%	8.46%	9.32%
Total Capital Ratio	13.62%	15.16%	17.68%	15.56%	15.36%	15.42%

Source: Company documents.

38